Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	For the years ended December 31,
	2016	2015	2014	2013	2012
Including Interest on Deposits:
Earnings:
Income before income taxes	$20,369	15,536	9,738	7,536	5,695
Fixed charges	8,192	7,501	6,908	7,097	8,702
Total earnings	$28,561	23,037	16,646	14,633	14,397

Fixed charges:
Interest on deposits	$3,941	3,585	2,820	2,862	4,177
Interest on borrowings	4,251	3,916	4,088	4,235	4,525
Total fixed charges	8,192	7,501	6,908	7,097	8,702
Preferred dividend requirements	-	-	-	-	-
Total fixed charges and preferred dividends	$8,192	7,501	6,908	7,097	8,702

Ratio of earnings to fixed charges, including interest on deposits	3.49 x	3.07 x	2.41 x	2.06 x	1.65 x
Ratio of earnings to fixed charges and preferred dividends,
including interest on deposits	3.49 x	3.07 x	2.41 x	2.06 x	1.65 x

Excluding Interest on Deposits:
Earnings:
Income before income taxes	$20,369	15,536	9,738	7,536	5,695
Fixed charges	4,251	3,916	4,088	4,235	4,525
Total earnings	$24,620	19,452	13,826	11,771	10,220

Fixed charges:
Interest on borrowings	$4,251	3,916	4,088	4,235	4,525
Total fixed charges	4,251	3,916	4,088	4,235	4,525
Preferred dividend requirements	-	-	-	-	-
Total fixed charges and preferred dividends	$4,251	3,916	4,088	4,235	4,525

Ratio of earnings to fixed charges, excluding interest on deposits	5.79 x	4.97 x	3.38 x	2.78 x	2.26 x
Ratio of earnings to fixed charges and preferred dividends,
excluding interest on deposits	5.79 x	4.97 x	3.38 x	2.78 x	2.26 x